AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON  SEPTEMBER 19, 2005

                                                           REGISTRATION NO. 333-
 ===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            ICONIX BRAND GROUP, INC.
                          ----------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                                       11-2481903
----------------------------------------    ------------------------------------
(State or other jurisdiction                (I.R.S. Employer Identification No.)
 of Incorporation)

                              215 West 40th Street
                            New York, New York 10018
                                 (212) 730-0030
--------------------------------------------------------------------------------
       (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                       Neil Cole, Chief Executive Officer
                            Iconix Brand Group, Inc.
                              215 West 40th Street
                            New York, New York 10018
                                 (212) 730-0030
--------------------------------------------------------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             Robert J. Mittman, Esq.
                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                             Telephone (212 885-5000
                            Facsimile: (212) 885-5001

Approximate date of proposed commencement of sale to public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.
[-]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               Calculation of Fee

----------------------------- ------------------- --------------------------- --------------------------- -------------------
Title of each class of        Amount to be        Proposed maximum            Proposed maximum            Amount of
securities to be registered   registered          aggregate price per unit    aggregate offering price    registration fee
----------------------------- ------------------- --------------------------- --------------------------- -------------------
Common Stock $.001            3,375,000 (3)       $     9.195 (4)             $      31,033,125 (4)       $    3,652.60
par value (1)(2)
----------------------------- ------------------- --------------------------- --------------------------- -------------------


(1) Includes 2,175,000 shares of the registrant's common stock and 1,200,000 shares of the registrant's common stock issuable upon exercise of outstanding warrants. All of the shares of common stock being registered hereby are being offered for the accounts of selling stockholders who acquired such shares or warrants to acquire shares in private transactions. Except as set forth in the footnotes below, no other shares of the registrant's common stock are being registered pursuant to this registration statement.

(2) Includes preferred share purchase rights. Prior to the occurrence of certain events, the preferred share purchase rights will not be evidenced separately from the common stock.

(3) Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered such additional shares as may be offered or issued to the selling stockholder to prevent dilution resulting from stock dividends, stock splits or similar transactions.

(4) Estimated solely for purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the registration fee has been calculated based upon the average of the high and low prices, as reported by Nasdaq, for the registrant's common stock on September 12, 2005.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

PROSPECTUS

                            ICONIX BRAND GROUP, INC.

                        3,375,000 shares of Common Stock

         The selling stockholders listed on page 8 of this prospectus are offering for resale up to 3,375,000 shares of common stock of Iconix Brand Group, Inc. The common stock may be offered from time to time by the selling stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution".

         We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

         Our common stock is listed on the Nasdaq National Market under the symbol "ICON" On September 16, 2005, the last sale price of our common stock as reported by Nasdaq was $9.20 per share.

         Investing in our common stock involves a high degree of risk. For more information, see "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is ________, 2005

                                Table of Contents

                                                                                                                Page

Forward-looking Statements........................................................................................3

The Company.......................................................................................................3

Risk Factors......................................................................................................3

Use of Proceeds...................................................................................................8

Selling Stockholders..............................................................................................8

Plan of Distribution..............................................................................................9

Legal Matters....................................................................................................11

Experts..........................................................................................................11

Where You Can Find More Information..............................................................................12

Incorporation of Certain Documents By Reference..................................................................12


                           Forward-looking Statements

         Certain statements in this Registration Statement or the documents incorporated by reference in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Iconix Brand Group, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth under the caption "Risk Factors." The words "believe," "expect," "anticipate," "intend," and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date of the statement was made. Iconix undertakes no obligation to update any forward-looking statement.

                                   The Company

         Iconix is in the business of licensing the CANDIE'S(R), BONGO(R), BADGLEY MISCHKA(R), JOE BOXER(R) and RAMPAGE(R) trademarks on a variety of young women's footwear, apparel and fashion products. Through its wholly owned subsidiary, Bright Star Footwear, LLC, the Company also arranges for the manufacture of footwear products for mass market and discount retailers and receives a commission on the sales of these products.

         Iconix was incorporated under the laws of the State of Delaware in 1978. Its principal executive offices are located at 215 West 40th Street, New York, New York 10018, and its telephone number is (212) 730-0300.

         Unless the context requires otherwise, reference in this prospectus to "we", "us" ,"our", "Iconix", or "Company" refers to Iconix Brand Group, Inc. and its subsidiaries.

                                  Risk Factors

         We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The following highlights some of the factors that have affected, and in the future could affect, our operations.

We have incurred losses during recent fiscal years and future losses could negatively affect our cash flows and business operations.

         Although we recorded net income of $3.3 million for the six months ended June 30, 2005 (including a non-cash tax benefit of $1.8 million) and $241,000 in the 11-month period ended December 31, 2004, in the fiscal year ended January 31, 2004 we sustained net losses of $11.3 million, and net losses of $3.9 million, $2.3 million and $8.2 million during our fiscal years ended January 31, 2003, 2002 and 2001, respectively. We cannot guarantee that we will not incur losses in the future.

We are no longer directly engaged in the design, manufacture, distribution or sale of branded apparel, footwear or other fashion products and, consequently, our revenues are dependent on the success of certain licensees of those rights.

         Although the licensing agreements for our brands usually require the advance payment to us of certain fees and provide for certain guaranteed minimum royalty payments to us, the failure by the licensees to satisfy their obligations under the agreements could result in the termination of the license agreements. Moreover, during the terms of the license agreements we are substantially dependent upon the abilities of the licensees to maintain the quality, marketability and consumer recognition of the licensed products bearing our brands. In addition, failure by the licensees to meet their production, manufacturing or distribution requirements could negatively impact their sales and resulting royalty payments to us which, in turn, would materially adversely affect our revenues and business operations. Moreover, the failure by licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratio in connection with the asset-backed notes issued by one of our subsidiaries which would give the note holders the right to foreclose on our trademarks and other related intellectual property assets, which are the security for the debt.

Our business is dependent on continued market acceptance of the products of our licensees that bear our trademarks and of the CANDIE'S, BONGO, BADGLEY MISCHKA, JOE BOXER and RAMPAGE trademarks.

         Our ability to achieve continued market acceptance of products utilizing our trademarks as well as market acceptance of any future products that may be offered by us or by our licensees that bear our trademarks, is subject to a high degree of uncertainty. Our ability or the ability for our licensees to achieve market acceptance by new customers or continued market acceptance by existing or past customers may require substantial additional marketing efforts and the expenditure of significant funds by us to maintain a demand for such products. Additional marketing efforts and expenditures may not result in increased market acceptance of products of our licensees or increased sales of such products. We are materially dependent on the sale of products bearing our trademarks for a significant portion of our revenues. Although our licensees guarantee minimum net sales and minimum guaranteed royalties to us, a failure of our trademarks or products to achieve or maintain market acceptance could reduce our licensing revenues, thereby negatively impacting cash flows.

We had a working capital deficit at June 30, 2005, have incurred a substantial amount of indebtedness and to the extent that cash flow from our continuing operations is insufficient to meet our debt obligations, we may be required to seek additional financing to satisfy our obligations or lose title to our trademarks.

As of the date of this prospectus there is approximately $103 million principal outstanding on seven-year asset backed notes issued by one of our subsidiaries, IP Holdings, LLC, referred to as IPH. The notes were issued in four transactions, $ 20 million in August 2002, $2.6 million in March 2004, $45 million in July 2005 in connection with our acquisition of the JOE BOXER brand from Joe Boxer, LLC and $40 million in September 2005. Of the additional debt incurred in September 2005, $28 million was used in connection with our acquisition of the RAMPAGE brand on September 16, 2005 and the remaining $12 million is available to us for potential future acquisitions. We will be required to repay the $12 million in the last quarter of 2005 if we do not use the funds in connection with an acquisition. In the event that there is a default in the payment on the notes, the note holders have a security interest in our trademarks and have the right to foreclose on those trademarks. In addition, in connection with our acquisition in April 2002 from Sweet Sportswear, Inc., referred to as Sweet, of the remaining equity interests in Unzipped Apparel, LLC, referred to as Unzipped, the joint venture formed with Sweet, we issued to Sweet $11.0 million principal amount of senior subordinated notes the amount of which have been reduced to approximately $2.8 million at June 30, 2005 as a result of certain shortfalls in the net income of Unzipped that Sweet guaranteed under the terms of an agreement under which it managed Unzipped until August 2004. As of the date of this prospectus we are involved in litigation with Sweet and certain of its affiliates with respect to certain matters pertaining to Unzipped. Moreover, we had a working capital deficit of approximately $3.3 million at June 30, 2005. We believe that we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future. However, in the event that projected cash flow proves to be insufficient to satisfy our cash requirements including our debt obligations, we may be required to seek additional funds through, among other means, public or private equity or debt financing, which may result in dilution to our stockholders, or if we were to default on our obligations to the holders of the asset backed notes they could foreclose on our trademarks.

A substantial portion of our licensing revenues are concentrated in two retailers.

Two of our largest licenses are each concentrated at a single retailer. The CANDIE'S brand is concentrated at Kohl's Department Stores, Inc., which by the end of 2006 will be the exclusive licensee for all product categories, and the JOE BOXER brand, which has an exclusive license with Kmart for all core product categories. Because we are dependent on these two licensees for a substantial portion of our licensing revenue, if Kohl's or Kmart (which came out of bankruptcy in May 2003 and is currently owned by Sears Holding Corp.) had financial difficulties or ceased to operate, it would negatively impact our revenue and cash flows.

A recession in the fashion industry or rapidly changing fashion trends could harm our operating results.

         The fashion industry is cyclical, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income is low. A poor general economic climate could have a negative impact on our and our licensees' ability to compete for limited consumer resources. Moreover, our future success depends in substantial part on our and our licensees' ability to anticipate and respond to changing consumer demands and fashion trends in a timely manner. The footwear and wearing apparel industries are generally subject to constantly changing fashion trends. If we or our licensees misjudge the market for a particular product or product line, it may result in an increased inventory of unsold and outdated finished goods, which could increase the affected licensee's operating costs without a corresponding increase in revenues.

Our licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt operations or increase operating cost thereby impacting their ability to deliver goods to the market.

         Substantially all of the products sold by our licensees are manufactured overseas. We and our licensees are subject to various risks inherent in foreign manufacturing, including fluctuations in foreign currency exchange rates; shipping delays; and international political, regulatory, and economic developments, all of which can have a significant impact on the licensee's operating costs and consequently, our earnings.

         Our licensees also import certain finished products and assume all risk of loss and damage once their suppliers ship these goods. If these goods are destroyed or damaged during shipment it could impact our revenues as a result of its licensees' delay in delivering finished products to customers.

Because of the intense competition in our markets and the strength of our competitors, we and our licensees may not be able to continue to compete successfully.

         The apparel, footwear and fashion industries are extremely competitive in the United States and our licensees face intense and substantial competition for our product lines. In general, competitive factors include quality, price, style, name recognition and service. In addition, the presence in the marketplace of various fads and the limited availability of shelf space can affect competition. Many competitors of our licensees have greater financial, distribution, marketing and other resources than they have and have achieved significant name recognition for their brand names. We may not be able to continue to compete successfully in the market with respect to the licensing arrangements. Our licensees may be unable to successfully compete in the markets for such products.

We may not be able to protect our proprietary rights or avoid claims that we infringe on the proprietary rights of others.

         We own trademark registrations for CANDIE'S, BONGO, BADGLEY MISCHKA, JOE BOXER and RAMPAGE, among others, and believe that our trademarks have significant value and are important to the marketing of our products. To the extent that the trademarks owned or used by us are deemed to violate the proprietary rights of others, or in the event that these trademarks would not be upheld if challenged, we would, in either such event, be prevented from using the trademarks, which could have an adverse effect on us. In addition, we may not have the financial resources necessary to enforce or defend trademarks owned or used by us.

We are dependent upon our key executives and other personnel, whose loss would adversely impact our business.

         Our success is largely dependent upon the efforts of Neil Cole, our President, Chief Executive Officer and Chairman, and certain other key executives. Although we have entered into an employment agreement with Mr. Cole that expires in December 2007, the loss of his and/or other key executive's services would have a material adverse effect on our business and prospects. Our success is also dependent upon our ability to hire and retain additional qualified sales and marketing personnel in connection with the design, marketing and distribution of our products as well as our ability to hire and retain administrative personnel. We may not be able to hire or retain such necessary personnel.

Provisions in our charter and share purchase rights plan may prevent an acquisition of Iconix.

         Certain provisions of our Certificate of Incorporation and our Share Purchase Rights Plan could have the effect, either alone or in combination with each other, of making more difficult, or discouraging an acquisition of our company deemed undesirable by our Board of Directors. Our Certificate of Incorporation provides for the issuance of up to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of the date of this prospectus there were approximately 33,150,000 shares of our common stock and no shares of preferred stock outstanding. Additional shares of our common stock and preferred stock are therefore available for future issuance without stockholder approval. The Share Purchase Rights Plan, commonly known as a "poison pill," states that, in the event than an individual or entity acquires 15% of the outstanding shares of our stockholders other than the acquirer may purchase additional shares of our common stock for a fixed price. The existence of authorized but un-issued capital stock, together with the existence of the Share Purchase Rights Plan, could have the effect of discouraging an acquisition of us.

We are subject to certain litigation that could harm us.

         We are currently a plaintiff and cross-defendant in a litigation pending in California state court involving Unzipped, and a defendant in a litigation pending in federal district court in New York involving a former supplier. Our financial condition could be adversely impacted if we are required to pay the monetary damages sought by the cross-complainants in the California action and the plaintiff in the New York action, or if it is adjudicated that the contractual rights concerning Unzipped are invalid.

The market price of our common stock may be volatile.

         The market price of our common stock may be highly volatile. Among other things, disclosures of our operating results, announcements of various events by us or our competitors and the development and marketing of new products may cause the market price of our common stock to change significantly over short periods of time. Sales of shares under this prospectus may have a depressive effect on the market price of our common stock.

Future sales of shares of our common stock could affect the market price of our common stock and our ability to raise additional capital.

         We have previously issued a substantial number of shares of common stock, which are eligible for resale under Rule 144 of the Securities Act of 1933, as amended, referred to as the Securities Act, and may become freely tradable. We have also registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have previously registered for resale a substantial number of restricted shares of common stock held by certain selling stockholders, which are in addition to the shares of our common stock being offered by the selling stockholders pursuant to this Prospectus. If holders of options or warrants choose to exercise their purchase rights and sell shares of common stock in the public market, or if holders of currently restricted shares choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. Future public sales of shares of common stock may adversely affect the market price of our common stock or our future ability to raise capital by offering equity securities.

                                 Use of Proceeds

         We will not receive any proceeds from the sale of common stock by the selling stockholders named in this prospectus.

         We have agreed to pay certain expenses in connection with the registration of the shares being offered by the selling stockholders.

                              Selling Stockholders

         Based on information provided by the selling stockholders, the following table sets forth certain information regarding the selling stockholders:
         The table below assumes for calculating each selling stockholder's beneficial and percentage ownership that options, warrants or convertible securities that are held by such stockholder (but not held by any other person) and are exercisable within 60 days from the date this prospectus have been exercised or converted. The table also assumes the sale of all of the shares being offered by the selling stockholders pursuant to this prospectus.

                                                                                         Common Stock Beneficially
                                                                                          Owned After the Offering
                                             Number of Shares of                       -----------------------------
                                                 Common Stock                                          Percent of
                                              Beneficially Owned          Shares         Number        Outstanding
        Selling Security Holders            Prior to the Offering     Being Offered     of Shares        Shares
----------------------------------------   -----------------------  -----------------  -----------   ---------------
D'Loren Realty LLC                                 900,000 (2)            900,000 (2)(3)    0 (2)           0
d/b/a Content Holdings (1)
James Haran                                        100,000                100,000(3)        0               0
Joseph Sweedler                                    644,259                320,682      323,577              *
William Sweedler                                 1,300,679                535,422      765,257              2.3
David Sweedler                                   1,075,679                535,422      540,257              1.6
Alan Rummelsburg                                   931,872                463,842      468,030              1.4
Arnold Suresky                                     412,250                206,125      206,125              *
Nicholas Graham                                    170,261                113,507      56,754               *
James D. Tate                                      185,750                 70,300(3)   159,000              *
J. Kenneth Tate                                    235,750                 70,300(3)   209,000              *
Javier Holtz                                         8,750                 31,500(3)        0               *
Barry & Susan Somerstein                            15,500                  9,000(3)   13,000               *
Mark & Lori Libow                                    2,500                  9,000(3)        0               0
Mark Somerstein                                      6,000                  3,600(3)    5,000               *
Richard Kohn                                         1,000                  3,600(3)        0               0
Linda Tate-Best                                        750                  2,700(3)        0               0
------
---------------------------------------------------------------------------------------------------------------------
* Less than one percent

(1) Mr. Robert D'Loren, the President of D'Loren Realty LLC, has sole voting and investment power with respect to the shares being offered by D'Loren Realty, LLC pursuant to this prospectus. Mr. D'Loren is a former board member of the registrant and president and majority stockholder of UCC Consulting Corp., which has entered into an exclusive investment banking services agreement with Iconix.

(2) Does not include 44,391 shares of Iconix common stock owned by Robert D'Loren or options to purchase 150,000 shares of Iconix common stock owned by Mr. D'Loren.

(3) Represents shares issuable upon exercise of warrants previously issued by Iconix to the selling stockholders.

         Messrs. David, Joseph and William Sweedler, Rummelsberg, Suresky and Graham received their shares in connection with the sale of certain assets of Joe Boxer, LLC to Iconix. William Sweedler serves as Executive Vice President of Iconix and President of its Joe Boxer division.

         James D Tate, J. Kenneth Tate, Javier Holtz, Barry & Susan Somerstein, Mark & Lori Libow, Mark Somerstein, Richard Kohn and Linda Tate-Best are all stockholders of Bongo Apparel, Inc., referred to as BAI. BAI is the licensee of two licensees from IPH. BAI also has managed the operations of our Unzipped subsidiary since August 5, 2004.

                              Plan of Distribution

         We have been advised that the selling stockholders, which may include pledgees, donees, transferees or other successors-in-interest who have received shares from the selling stockholders after the date of this prospectus, may from time to time, sell all or a portion of the shares in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

         All costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than any counsel for the selling stockholders, shall be borne by us. Brokerage costs, if any, attributable to the sale of shares will be borne by the selling stockholders.

         The shares may be sold by the selling stockholders by one or more of the following methods:

     o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

     o purchases by a broker or dealer as principal and resale by such broker dealer for its account;

     o    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     o over-the counter distribution in accordance with the rules of the Nasdaq National Market;

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     o through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

     o    privately negotiated transactions;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

         The transactions described above may or may not involve brokers or dealers.

         The selling stockholders will not be restricted as to the price or prices at which the selling stockholder may sell its shares. Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares which may be sold by the selling stockholder may be relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

         From time to time the selling stockholders may pledge its shares under margin provisions of customer agreements with its brokers or under loans or other arrangements with third parties. Upon a default by the selling stockholders, the broker or such third party may offer and sell any pledged shares from time to time.

         In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling stockholders or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions

     o    in the over-the counter market or otherwise;

     o    at prices and on terms prevailing at the time of sale;

     o    at prices related to the then-current market price; or

     o    in negotiated transactions.

         These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. The selling stockholders may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         We have agreed to indemnify certain of the selling stockholders against certain liabilities under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

         The selling stockholders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

         In order to comply with certain states' securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                                  Legal Matters

         Blank Rome LLP of New York, New York will pass upon the validity of the shares of common stock being offered by this prospectus.

                                     Experts

         The financial statements and schedules incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       Where You Can Find More Information

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

         You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC's Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

                 Incorporation of Certain Documents By Reference

         We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

         The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares.

1.       Our Report on Form 10-K for the period ended December 31, 2004;

2.       Our Current Report on Form 8-K filed with the SEC on January 31, 2005;

3.       Our Current Report on Form 8-K filed with the SEC on March 11, 2005;

4.       Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

5.       Our Current Report on Form 8-K filed with the SEC on June 10, 2005;

6.       Our Current Report on Form 8-K filed with the SEC on July 28, 2005;

7.       Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005;

8. The description of our common stock and our preferred share purchase rights contained in our registration statements on Form 8-A filed with the SEC and any amendments thereto; and

9. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of this offering, except the Compensation Committee Report on Executive Compensation and the performance graph included in any Proxy Statement filed by us pursuant to Section 14 of the Exchange Act.

         You may request a copy of these filings, at no cost, by writing or telephoning us at Iconix Brand Group, Inc., 215 West 40th Street, New York, New York 10018, telephone number (212) 730-0030.

         We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (estimated except for the SEC Registration fee)are as follows:

SEC Registration Fee                                          $ 3,652.60
Accounting Fees and Expenses                                  $ 5,000.00
Legal Fees and Expenses                                       $15,000.00
Miscellaneous Expenses                                        $ 6,347.40
Total                                                         $30,000.00

Item 15. Indemnification of Directors and Officers.

         Section 145 of the General Corporation Law of the State of Delaware ("GCL") provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

         Section 102(b) of the GCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director's liability to the corporation and its shareholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) of the GCL provides that no such limitation of liability may affect a director's liability with respect to any of the following: (i) breaches of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law;
(iii) liability for dividends paid or stock repurchased or redeemed in violation of the GCL; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its shareholders to obtain injunctive relief, specific performance or other equitable relief against directors.

         Article Ninth of the registrant's Certificate of Incorporation and the registrant's By-laws provide that all persons who the registrant is empowered to indemnify pursuant to the provisions of Section 145 of the GCL (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the registrant to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

         Article Tenth of the registrant's Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the GCL; or (iv) for any transaction from which the director derived an improper personal benefit.

         The registrant's employment agreements with Mr. Neil Cole, the registrant's Chief Executive Officer, Mr. William Sweedler, an Executive Vice President of the registrant and Ms. Deborah Sorell Stehr, the registrant's Senior Vice President and General Counsel generally provide that the registrant shall indemnify each of them for the consequences of all acts and decisions made by such person while performing services for the registrant. These agreements also require the registrant to use its best efforts to obtain directors' and officers' liability insurance for such persons.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

         5        Opinion of Blank Rome  LLP
         23.1     Consent of BDO Seidman, LLP
         23.2     Consent of  Blank Rome  LLP (included in Exhibit 5)
         24       Power of Attorney (included on the signature page of the
                  Registration Statement)

Item 17. Undertakings

Undertaking Required by Regulation S-K, Item 512(a).

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                  ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Undertaking Required by Regulation S-K, Item 512(b).

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

Undertaking required by Regulation S-K, Item 512(h).

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of September 2005.

                            ICONIX BRAND GROUP, INC.
                   By:      /s/ Neil Cole
                            --------------------------------------
                            Neil Cole
                            President and Chief Executive Officer

         Each person whose signature appears below authorizes each of Neil Cole and Warren Clamen, or either of them acting individually, as his true and lawful attorney-in-fact, each with full power of substitution, to sign the Registration Statement on Form S-3 of Iconix Brand Group, Inc., including any and all pre-effective and post-effective amendments, in the name and on behalf of each such person, individually and in each capacity stated below, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following person in the capacities and on the dates stated.


Signature                                                           Title                                   Date
---------                                                           -----                                   ----

/s/ Neil Cole                                   Chief Executive Officer, President and               September 16, 2005
---------------------------
Neil Cole                                       Director (Principal Executive Officer)

/s/ Warren Clamen                               Chief Financial Officer (Principal Financial         September 16, 2005
---------------------------
Warren Clamen                                   and Accounting Officer)

/s/ Barry Emanuel                               Director                                             September 16, 2005
---------------------------
Barry Emanuel

/s/ Steven Mendelow                             Director                                             September 16, 2005
---------------------------
Steven Mendelow

/s/ Michael Caruso                              Director                                             September 16, 2005
---------------------------
Michael Caruso

                                                Director                                              September , 2005
---------------------------
Michael Groveman

/s/ Drew Cohen                                  Director                                             September 16, 2005
---------------------------
Drew Cohen

/s/ William Sweedler                            Executive Vice President and Director                September 16, 2005
---------------------------
William Sweedler